 1-A/A LIVE 0001675634 XXXXXXXX 024-10557 ShiftPixy Inc. WY 2015 0001675634 7361 47-4211438 2966 1138 1 Venture SUITE 150 IRVINE CA 92618 8887989100 Michael T. Williams, Esq. Other 1608259.00 0.00 79038.00 257566.00 2491415.00 986301.00 0.00 986301.00 1505114.00 2491415.00 15607568.00 14743113.00 0.00 -375576.00 0.00 0.00 Prichett, Siler & Hardy, P.C. Common Equity 26213800 None None 0 0 true true true Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 6250000 26213800 8.00 50000000.00 0.00 0.00 0.00 50000000.00 W.R. Hambrecht & Co., LLC 3000000.00 0.00 0.00 Pritchett, Siler and Hardy, P.C. 13400.00 Williams Securities Law Firm, P.A. 12020.00 0.00 Williams Securities Law Firm, P.A. 0.00 0.00 Legal Fees: The principal of the firm purchased 200,000 founder's shares at par value $.0001. Except for an initial retainer of $12,000, no other legal fees paid. true AK AL AR AZ CA CO CT DC DE FL 2Q HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL 2Q HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false ShiftPixy, Inc. Common Stock- Founder's Shares 25200000 0 $5,040 based upon a purchase price of $0.0002 per share as adjusted for split, with $0.0001 allocated to par value and $0.0001 allocated to premium. ShiftPixy, Inc. Options to purchase preferred stock 26213800 0 N/A ShiftPixy, Inc. Common Stock 1013800 0 Price per share was $2.00 for aggregate consideration of $2,029,600. ShiftPixy, Inc. Warrants to acquire Common Stock @ $2.00/share and $3.00/share 1013800 0 N/A Exempt from registration under Section 4(2) Securities Act and Rules promulgated thereunder.